Mail Stop 3561

August 18, 2006

Via U.S. Mail

Mr. Gerard Charlier, President and CEO
Gaming Partners International Corporation
1700 South Industrial Road
Las Vegas, Nevada 89102

> **Re:** **Gaming Partners International Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-23588**

Dear Mr. Charlier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief